STIFEL, NICOLAUS & COMPANY, INCORPORATED
February 17, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:	PVF Capital Corp. Registration Statement on Form S-1 Request for Acceleration of Effectiveness File No. 333-163037
Ladies and Gentlemen:
     In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join PVF Capital Corp. (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1 be accelerated so that it will become effective on Wednesday, February 17, 2010 at 12:00 p.m., Eastern time, or as soon thereafter as practicable.

Very truly yours, /s/ Stifel, Nicolaus & Company, Incorporated STIFEL, NICOLAUS & COMPANY, INCORPORATED